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                                   Exhibit 20



FOR IMMEDIATE RELEASE:                      CONTACT:  Kimberly A. Marks
October 11, 1995                                      Atrix Laboratories, Inc.
                                                      (970) 482-5868

                                            OR:       Melissa Wilmoth
                                                      Cameron Associates, Inc.
                                                      (212) 644-9560

                          ATRIX LABORATORIES ANNOUNCES
                        POSITIVE CLINICAL STUDY RESULTS
                        AND PLANS FOR COMMERCIALIZATION

FORT COLLINS, CO--OCTOBER 11, 1995--Atrix Laboratories, Inc. (NASDAQ: ATRX) today announced it has completed the statistical analysis of the one year pivotal study completed in July of the ATRISORB(TM) Guided Tissue Regeneration
(GTR) product. The results were positive and therefore pave the way for the filing of a 510(k) medical device application with the Food and Drug Administration in the fourth quarter of this year. The ATRISORB(TM) GTR Barrier is a medical device designed to aid periodontal tissue healing following gum surgery.

Unlike some products currently used to perform this procedure, the Atrix product is biodegradable, avoiding the need for a second surgical procedure for removal. The pivotal study just completed compared the performance of the ATRISORB(TM) Barrier with the leading product on the market in an effort to determine substantial equivalency.

Dr. Steven Garrett, Vice President of Dental Clinical Research for Atrix, said, "The conduct and results of this study were gratifying. If the FDA agrees with our analysis of the performance data and determines that the product is substantially equivalent, I believe periodontists will find the ATRISORB(TM) GTR Barrier very user friendly with distinct advantages over products currently being used."

Based upon the favorable outcome of the study, the Company is proceeding with plans to begin marketing the barrier in five European countries during the first quarter of next year. In preparation for commercialization, the Company also announced the appointment of Mr. Michael R. Duncan to the newly-created position of Vice President of Manufacturing. Mr. Duncan comes to Atrix from Geneva Pharmaceuticals, Inc., a division of Ciba-Geigy Corp., where he was the Director of Production Operations. Duncan has twelve years of experience in the manufacturing and packaging of a variety of pharmaceutical products. His immediate duties will be to support the launch of the ATRISORB(TM) GTR Barrier in Europe, but he is also responsible for the long term sourcing aspects of the Company's strategic plan.





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John Urheim, Vice Chairman and CEO said, "We are pleased to have Mike joining us at this important time. His role is a critical one in our overall plan of building a state-of-the-art manufacturing infrastructure appropriate to support the Company's commercial efforts worldwide."

Atrix Laboratories, Inc., is a drug delivery and medical device company whose platform technology is comprised of the ATRIGEL(TM) biodegradable polymeric system, which can be used for a broad range of applications, including drug delivery, medical devices and the treatment of periodontal disease.

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